July 13, 2005



Via Facsimile and EDGAR

Mr. Craig Wilson
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  CONCURRENT COMPUTER CORPORATION
          FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004,
          FILED SEPTEMBER 7, 2004 (FILE NO. 000-13150)

Dear Mr. Wilson:

     This letter is to request an extension of Concurrent Computer Corporation's (the "Company") response to the comments of the staff (the "Staff") of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended June 30, 2004. As discussed, the Staff's comments were received by the Company on July 1, 2005 with a response due on July 18, 2005 (ten business days). The Company is still reviewing the Staff's comments and requests an extension to August 1, 2005 to complete its response. Thank you for your consideration.

     Please contact the undersigned at (678) 258-4052 with any questions concerning this letter.


                                                  Sincerely,

                                                  /s/ Greg Wilson

                                                  Greg Wilson
                                                  Chief Financial Officer

cc:  Ms. Megan Akst - Securities and Exchange Commission
     Mr. Tom Ferraro - Securities and Exchange Commission
     Mr. Kirk L. Somers - Concurrent Computer Corporation
     Ms. Pamela Blackburn - Deloitte & Touche LLP
     Mr. Alan J. Prince - King & Spalding LLP